

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 18, 2018

Via E-mail
Wilbur Paes
Chief Financial Officer
Paramount Group, Inc.
1633 Broadway
Suite 1801
New York, NY 10019

Re: Paramount Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017
Filed February 15, 2018
File No. 001-36746

Dear Mr. Paes:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Assistant Chief Accountant
Office of Real Estate &
Commodities